Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF LIMITED PARTNERSHIP

OF

ARC LOGISTICS PARTNERS LP

It is hereby certified pursuant to Section 17-202 of the Delaware Revised Uniform Limited Partnership Act that:

1. The name of the limited partnership (hereinafter called the “Company”) is Arc Logistics Partners LP.

2. The Certificate of Limited Partnership of the Company is hereby amended to effect a change in Article 1. thereof relating to the name of the Company; accordingly, Article 1. of the Certificate of Limited Partnership shall be amended to read in its entirety as follows:

“1. Name. The name of the limited partnership is “Zenith Energy Logistics Partners LP.”

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment as of this 21st day of December, 2017.

ARC LOGISTICS GP LLC
General Partner of Arc Logistics Partners LP

By:	/s/ Jeffrey R. Armstrong
Name:	Jeffrey R. Armstrong
Title:	Chief Executive Officer